ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

August 20, 2012

Enerplus Enters into Agreement to Sell Equity Interest in Laricina Energy

CALGARY, Alberta – Enerplus Corporation ("Enerplus" or the "Corporation") (TSX: ERF) (NYSE: ERF) is pleased to announce that we have entered into an agreement to sell all of our shares in Laricina Energy Ltd. ("Laricina") for net after tax proceeds of approximately $141 million. Laricina is a private Canadian company focused on in situ oil sands development. Proceeds from the sale will be used to repay outstanding bank indebtedness.

Commenting on the transaction, Gordon Kerr, President and CEO said, "This is an important step in our plans to monetize non-core assets within our portfolio to fund the growth opportunities we have captured and preserve our balance sheet flexibility."

BMO Capital Markets acted as agent for Enerplus in the sale of the Laricina shares.

For further information, please contact our Investor Relations department at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

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Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation

FORWARD-LOOKING INFORMATION AND STATEMENTS

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.